Jones, Jensen & Company, LLC
                  Certified Public Accountants and Consultants


March 29, 2000

LEBOUF, LAMB, GREEN & MACRAE, LLP
Kai-Oliver Rust
Attorney-at-Law
125 West 55th Street
New York, NY 10019-5389


Dear Oliver,

We are currently working on the audit of Q-Seven Systems, Inc. as of December 31, 1999 and are in the final stages of completing the audit. However, we are still trying to get supporting documentation on a few accounts and are currently unable to finalize the audit.

Because Q-Seven Systems, Inc. is required to file a form 10-KSB with the SEC by the end of March 2000, we are requesting that you file the necessary forms to extend the filing due date for an additional 14 days. Please call us if there are any problems in getting the extension. We appreciate your attention to this matter.

Sincerely,

/s/ Jones, Jensen & Company

Jones, Jensen & Company